Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 24, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Zevenbergen Growth Fund S000050413
Zevenbergen Genea Fund S000050414

Dear Mr. Gregory:

This correspondence is being filed in response to your oral comments and suggestions of July 13, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 67 to its registration statement.  PEA No. 67 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on June 5, 2015, for the purpose of registering two new series of the Trust: Zevenbergen Growth Fund and Zevenbergen Genea Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

As discussed during the telephone call, the Trust will respond in two sets of correspondence, with this first set of responses concentrating on Comments 23 through 35 regarding the section “The Adviser’s Prior Performance.” For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

23.	In the first paragraph, second sentence when defining each Composite, please clarify the respective Fund to which each Composite relates.

The Trust responds by adding disclosure to identify that the Zevenbergen Growth Equity Composite relates to the Zevenbergen Growth Fund and the ZTech Composite relates to the Zevenbergen Genea Fund.

24.
As part of the Fundamental Investment Policies in the Statement of Additional Information (“SAI”) each Fund has an ability to concentrate in the technology group of industries; the Zevenbergen Genea Fund also has an ability to concentrate in the consumer discretionary group of industries.  Please disclose any differences in the concentration policies of the Composites, as applicable.

The Trust responds supplementally that there are no material differences between each Fund’s concentration policy and its applicable Composite.

25.	Disclose the ways in which the ZTech Composite is more focused than the Zevenbergen Growth Equity Composite, as appropriate.

The Trust responds by disclosing that the ZTech Composite generally contains 15-40 stocks while the Growth Equity Composite generally contains 30-60 stocks.

26.
Certain differences exist between the Composites and the Funds.  For example, prior to July 1, 1990 the Growth Equity Composite contained two taxable equity portfolios, which also held a convertible bond and a municipal bond. The Growth Equity Composite had a minimum account size of $1 million for a period of time, while the ZTech Composite had a minimum account size of $5 million for a period of time.  Please (a) disclose, if accurate, that such differences are immaterial and would not have had a material effect on the disclosed performance, and they also do not alter the fact that each Composite is substantially similar to the relevant Fund, and (b) explain supplementally why such differences do not alter the conclusion that each Composite is substantially similar to the applicable Fund.

The Trust responds that (a) it will disclose that such differences are immaterial and would not have had a material effect on the disclosed performance, and do not alter the fact that that each Composite is substantially similar to the relevant Fund; and (b) such differences do not alter the conclusion that each Composite is substantially similar to the applicable Fund because, regardless of such differences, the accounts in each Composite had substantially similar investment objectives, policies and strategies as the respective Funds and were managed in a manner substantially similar to the manner in which the respective Fund will be managed.

27.
As disclosed in the second paragraph, certain accounts were excluded during certain periods of time, and specified dollar amounts were excluded from the Composites.  Please explain supplementally why such accounts were excluded.  If accurate, disclose that such exclusions would not materially affect the Composites’ performance or cause the performance presentation to be misleading.

The Trust responds that during certain time periods certain accounts were excluded from the respective Composites as these accounts did not meet the then current minimum value for the respective strategy. The Trust will disclose that the exclusion of such accounts would not materially affect the performance or cause the performance presentation to be misleading.

28.	As used in the last sentence of the second paragraph, confirm that the use of the term “accounts” includes Registered Investment Companies and Private Funds, if any.

The Trust responds that “accounts” includes neither Registered Investment Companies nor Private Funds. The Adviser did not manage any Private Funds in the strategies. The Adviser serves as sub-adviser to a Registered Investment Company managed in the Zevenbergen Growth Equity strategy, however this account’s investment performance is contained in a separate composite as it is a diversified fund with concentration limitations not entirely representative of the strategy.

29.	If accurate, please confirm supplementally that "all fees and expenses" is all actual fees and expenses (i.e., inclusive of all actual fees and expenses that comprise the applicable Composite).

The Trust confirms that the reference to “all fees and expenses” means all actual fees and expenses.

30.
Regarding the fourth paragraph, first sentence, does the phrase “private portfolios of the Adviser” refer to discretionary accounts that comprise the Composites?  If so, please make changes for consistency purposes, as the second paragraph, last sentence uses the phrase “accounts.”

The Trust responds by changing the use of the term “private portfolios” to “accounts” throughout the section.

31.
In the fifth paragraph, regarding other restrictions imposed on the Funds by the 1940 Act and the Internal Revenue Code of 1986, revise to include the specific restrictions imposed on the Funds by the respective regulations.

The Trust responds that the disclosure specifies that the Funds are subject to certain investment limitations and diversification requirements to which the accounts in the composites were not subject.
32.
In the sixth paragraph, revise to indicate that because the actual fees and expenses of the discretionary accounts were generally lower than the Funds’ estimated actual fees and expenses, the use of the Funds’ expense structure would likely have lowered the performance of the Composites.

The Trust responds by revising the language as shown below:

In addition, the operating expenses incurred by the ~~private~~ accounts were ~~typically~~ generally lower than the anticipated operating expenses of the Funds. Had the accounts been subject to the Funds’ anticipated expense structure, the performance of the Composites likely would have been lower. ~~,and, accordingly, the performance results of the private accounts are greater than what each Fund’s performance would have been.~~

33.
In the Performance Table, consider deleting all data except the Average Annual Total Returns for each Composite and the Russell 3000® Growth Index, as the other performance data may confuse investors and obscure the presentation of the performance data.

The Trust responds by deleting the information as requested.

34.
In the Performance Table, the Russell 3000® Growth Index column for the Growth Equity Composite inception since 12/31/1986 is the same percent as the Russell 3000® Growth Index column for the ZTech Composite inception since 2/28/1994.  Please revise since inception as needed.

The Trust responds by correcting the Russell 3000® Growth Index column for the ZTech Composite inception since 2/28/1994.

35.	Please respond to the Staff comments on the Adviser’s Prior Performance as soon as practicable prior to the effective date as the Staff may have other comments.

The Trust responds by filing this correspondence.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios